UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 333-222083

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of Registrant:	Regnum Corp.
Address of principal executive office:	600 Third Avenue, 19th Floor
City State and ZIP Code:	New York, NY, 10016

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Regnum Corp. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense.  The Company has limited accounting and financial personnel and therefore requires additional time to compile and process the information necessary for the completion of the Form 10-Q.  The Company expects to file the Form 10-Q as soon as possible, but no later than May 23, 2022, the fifth calendar day following the prescribed due date of the Form 10-Q.

PART IV --OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Anne Kirby	(877) 313-2232
Name	Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates significant changes to its results of operations for the period ended March 31, 2022, as compared to the period ended March 31, 2021.  In particular, following the acquisition of a controlling interest in the Company by Phoenixus AG in April of 2021, and a change in Company’s business model, the Company has had additional resources available and has spent more on legal and professional fees, as well as general and administrative fees, as it seeks to implement its new business model.  Legal and professional fees are estimated to be approximately $95,000 for the period ended March 31, 2022, as compared to $2,860 for the period ended March 31, 2021; and, general and administrative fees are estimated to be approximately $171,000 for the period ended March 31, 2022, as compared to $480 for the period ended March 31, 2021.  There will be corresponding increases in the Company’s net loss as a result.

The foregoing figures are based on the most current information available to management.  However, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Form 10-Q.

Cautionary Note Regarding Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The statements above regarding the impact of any SEC guidance or any accounting issues and financial matters constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

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Regnum Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	/s/ Anne Kirby
Name: Anne Kirby
Title: Chief Executive Officer

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